FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F_x_ Form 40-F_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________________________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________________________



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____ No____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom to Present at OSS World 2003 in New Orleans.

2. Press Release: TTI Telecom to Present its Fourth "Breaking the Myth" Seminar in Richardson, Texas, March 6, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             TTI Team Telecom International Ltd.



Date: February 24, 2003                      By:  /s/ Eli Ofer
                                                  ------------

                                                  Israel (Eli) Ofer
                                                  Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit  Description
Number   of Exhibit


10.1     Press Release: TTI Telecom to Present at OSS World 2003 in New Orleans.

10.2     Press Release: TTI Telecom to Present its Fourth "Breaking the Myth"
                        Seminar in Richardson, Texas, March 6,2003

                                  EXHIBIT 10.1


-------------------------------------------------------------------------------
Corporate Contacts:
-------------------------------------------------------------------------------
            Avichai Levy                       Sanjay Hurry
            VP, Marketing                      Investor Relations Officer
            TTI Telecom                        TTI Telecom
            T: +1.201.795.3883                 T: +1.201.795.3883 Ext 220
            F: +1.201.795.3920                 F: +1.201.795.3920
            avichai@tti-telecom.com            sanjay@tti-telecom.com
-------------------------------------------------------------------------------

             TTI TELECOM TO PRESENT AT OSS WORLD 2003 IN NEW ORLEANS

   - TTI Telecom to Chair Session on "Bi-Directional Mediation Tools and Automation as a Competitive Asset"; Showcases New Security
                              Management Solution -



Hoboken, New Jersey - February 14, 2003 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that it will attend this year's OSS World conference in New Orleans on February 19-21, 2003. At the conference, TTI Telecom's OSS Solutions Director, Mr. Danny Itzigsohn, will chair a session titled "Bi-Directional Mediation Tools and Automation as a Competitive Asset", and present a live demo of the Company's soon-to-be launched Security Management solution.



This year's conference focuses on the unique OSS requirements of wireless and broadband cable networks, and the dynamic area of inventory and resource management. Mr. Itzigsohn's presentation, at 1:30pm on February 20th, will discuss how the combined power of strong bi-directional mediation and OSS tools can substantially reduce human errors, decrease mean time to repair (MTTR), speed up problem detection and resolution and increase uptime, culminating in ROI improvement.


TTI Telecom will exhibit its latest Netrac OSS/BSS software solutions at the conference at booth #823, and give presentations on its Service Quality Management (SQM) concept, discuss how to reduce the integration costs associated with building an end-to-end solution, and provide insights on how to increase profits through automation. TTI Telecom will also present a live demo of its soon-to-be announced Security Management solution, the latest addition to its Netrac suite of products. The Security Management solution is designed to protect operators' networks from security threats, and to automate the creation of user security permissions to the network elements.


"A powerful mediation tool spells out increased uptime and enhanced customer satisfaction for service providers," said Mr. Itzigsohn. "Having a strong mediation tool in place allows service providers to automatically respond to problems in the network, thus speeding problem resolution and ensuring high network availability."


Concluded Mr. Itzigsohn, "Today more than ever before, advanced Mediation tools, coupled with a powerful OSS that automates key processes such as fault resolution, service activation and security accounts creation, gives a service provider a competitive edge by helping it to save operational costs and increase its efficiency. This conference is a great opportunity for us to pass the benefits of our experience in developing cutting-edge Mediation, Service Fulfillment and Assurance products to attendees."


Editor's Note:


To schedule a one-on-one meeting with one of TTI Telecom's representatives, contact Scott St. John at scott@tti-telecom.com.


About TTI Telecom:
TTI Team Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Over 100 telecommunications service providers use its growing family of Netrac NMS/OSS application tools worldwide. For more information on TTI Telecom, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                  EXHIBIT 10.2


-------------------------------------------------------------------------------
Corporate Contacts:

-------------------------------------------------------------------------------
            Avichai Levy                         Sanjay Hurry
            VP, Marketing                        Investor Relations Officer
            TTI Telecom                          TTI Telecom
            T: +1.201.795.3883                   T: +1.201.795.3883 Ext. 220
            F: +1.201.795.3920                   F: +1.201.795.3920
            avichai@tti-telecom.com              sanjay@tti-telecom.com
-------------------------------------------------------------------------------


   TTI TELECOM TO PRESENT ITS FOURTH "BREAKING THE MYTH" SEMINAR IN RICHARDSON,
                          TEXAS, MARCH 6, 2003

  - Seminar to Address the Feasibility of OSS Investments in Today's Economy; Co-sponsored by IBM, Cisco Systems, BusinessEdge Solutions and SMARTS -


Hoboken, New Jersey - February 17, 2003 - TTI Team Telecom International Ltd. (Nasdaq: TTIL) (TTI Telecom), a leading provider of Operations Support Systems
(OSS) and Business Support Systems (BSS) for telecom service providers, today announced that its fourth "Breaking the Myth - The Economics of Next Generation OSS (NGOSS)" seminar will be held in Richardson, Texas on March 6, 2003. The seminar, co-sponsored by IBM, Cisco Systems, SMARTS and BusinessEdge Solutions, will offer valuable insights to service providers on how to drive profitability and reduce CAPEX and OPEX by leveraging investments in OSS.

"This seminar is designed to investigate ways to best set OSS investment goals and establish a viable roadmap for next generation OSS migration," said Avichai
(Avi) Levy, TTI Telecom's VP Marketing. "We will tackle the challenges posed by OSS deployment, and quantify the financial benefits of deploying an NGOSS solution in terms of increased efficiency and employee productivity, improved service quality management and fast ROI.

"With service providers placing greater emphasis on leveraging existing and new OSS investments, our seminar is proving very timely and well-focused with participation from key-industry partners that bring a full perspective of the issues facing service providers today." concluded Levy.

The seminar will feature technical and business-oriented sessions, including:
NGOSS as a framework for efficient operations; the business case for OSS; and Service Quality Management (SQM) - definitions, standards, and future. The seminar will also provide attendees with Wall Street's view of the ever-changing OSS marketplace. Highlights will also include a presentation by Jim Warner, President and CEO of the TeleManagement Forum, who will speak on the adoption of the NGOSS framework for efficient service provider operations. To continue the Breaking the Myth tradition of real-world applicability, Breaking the Myth IV will also feature a Tier 1 service provider presentation that will provide insights into service provider needs, implementation scenarios, risks, and ROI analysis.

TTI Telecom's seminar is offered free-of-charge to service providers, OSS vendors, telecommunications system integrator, the media, industry and financial communities. For more information or to register for the seminar, please visit Telestrategies' Service Providers Club at http://www.telestrategies.com/theclub or contact Scott St. John for further information at scott@tti-telecom.com.

About TTI Telecom:
TTI Team Telecom International Ltd. develops software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. TTI's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Over 100 telecommunications service providers use its growing family of Netrac NMS/OSS application tools worldwide. For more information on TTI Telecom, please visit www.ttitelecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand,pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###